Exhibit 21.1 Subsidiaries

Pan American Financial, Inc.	Delaware
Pan American Bank, FSB	California
World Cash Technologies, Inc.	California
United Auto Credit Corporation	California
Pan American Service Corporation	California
United PanAm Mortgage Corporation	California
UAC Investment Corporation	California